UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

 SPEEDWAY MOTORSPORTS, INC.
(Name of Subject Company (issuer))

SPEEDCO, INC.
(Offeror)

A Wholly Owned Subsidiary of

SONIC FINANCIAL CORPORATION
(Parent of Offeror)

O. BRUTON SMITH

MARCUS G. SMITH

B. SCOTT SMITH

DAVID BRUTON SMITH

OBS HOLDINGS, LLC

(Affiliates of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

847788106

(CUSIP Number of Class of Securities)

James N. Greene

Parker Poe Adams & Bernstein LLP
401 South Tryon Street, Suite 3000

Charlotte, North Carolina 28202

(704) 372-9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$341,461,670	$41,386

*     Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by adding (i) the product of (A) 17,153,902, which is the difference between 40,853,902, the number of shares of common stock, par value $0.01 per Share (“Shares”), of Speedway Motorsports, Inc. (the “Company”) outstanding, and 23,700,000, the number of Shares owned by Sonic Financial Corporation and its wholly owned subsidiaries, and (B) $19.75, which is the per Share tender offer price, (ii) the product of (A) 40,500, which is the number of Shares issuable upon the exercise of stock options of the Company outstanding with an exercise price per Share less than the per Share tender offer price, and (B) $3.92, which is the difference between the $19.75 per Share tender offer price and $15.83, the average weighted exercise price of all such options, and (iii) the product of (A) 127,258, which is the number of Shares issuable upon settlement of restricted stock units of the Company outstanding, and (B) $19.75, which is the per Share tender offer price. The calculation of the filing fee is based on information provided by the Company as of August 9, 2019.

**     The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act by multiplying the Transaction Valuation by 0.0001212.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$41,386	Filing Party:	Sonic Financial Corporation
Form or Registration No.:	Schedule TO	Date Filed:	August 16, 2019

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☒     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is the final amendment reporting the results of the tender offer:     ☐

This Amendment No. 2 (this “Amendment”) to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed on Schedule TO with the Securities and Exchange Commission (the “SEC”) on August 16, 2019 and amended and supplemented by Amendment No.1 filed with the SEC on September 3, 2019 (as it may be further amended, supplemented or otherwise modified from time to time, the “Schedule TO”) amends and supplements the Schedule TO and relates to the offer by Speedco, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sonic Financial Corporation, a North Carolina corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Speedway Motorsports, Inc., a Delaware corporation (the “Company”), at $19.75 per Share, net to the holder in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 2019 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are incorporated by reference to Exhibits (a)(1)(i) and (a)(1)(ii), respectively, of the Schedule TO.

The information set forth or incorporated by reference in the Schedule TO is hereby incorporated by reference into this Amendment and is amended and supplemented as set forth herein, and each reference to the Schedule TO in any exhibit thereto is hereby deemed to be a reference to the Schedule TO as amended by this Amendment. Capitalized terms used but not defined herein have the applicable meanings ascribed to them in the Offer to Purchase.

Items 1 through 9, Item 11 and Item 13.

To the extent applicable, Items 1 through 9, Item 11 and Item 13 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth on page 41 of the Offer to Purchase in the section entitled “The Offer—Section 11—Background of the Offer and the Merger; Contacts with the Company” is hereby amended and supplemented by adding the following disclosure after the last sentence of the thirteenth paragraph of such section:

None of Parent, any members of the Smith Family on behalf of Parent or the Company had any discussions with representatives of NASCAR, ISC or members of the France family regarding the Parent Transaction prior to the public announcement thereof.

1

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2019

SPEEDCO, INC.

By:	/s/ William R. Brooks
Name: William R. Brooks
Title: Vice President, Chief Financial Officer, Secretary and Treasurer

SONIC FINANCIAL CORPORATION

By:	/s/ William R. Brooks
Name: William R. Brooks
Title: Vice President and Chief Financial Officer

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 10, 2019

OBS HOLDINGS, LLC

By:	/s/ O. Bruton Smith
Name: O. Bruton Smith
Title: Manager

By:	/s/ Marcus G. Smith
Name: Marcus G. Smith
Title: Manager

By:	/s/ B. Scott Smith
Name: B. Scott Smith
Title: Manager

By:	/s/ David Bruton Smith
Name: David Bruton Smith
Title: Manager

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 10, 2019

/s/ O. Bruton Smith
O. Bruton Smith

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 10, 2019

/s/ Marcus G. Smith
Marcus G. Smith

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 10, 2019

/s/ B. Scott Smith
B. Scott Smith

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 10, 2019

/s/ David Bruton Smith
David Bruton Smith